MODIFICATION AGREEMENT

THIS MODIFICATION AGREEMENT (the “Agreement”), dated as of March 23, 2015, is entered into between Tanzanian Royalty Exploration Corp., a Canadian corporation having an address at 40 King Street West, 44th Floor, Scotia Plaza, Toronto, Ontario CANADA M5H 3Y (the “Company”), the entities executing this Agreement as Guarantors, each having an address at 40 King Street West, 44th Floor, Scotia Plaza, Toronto, Ontario CANADA M5H 3Y (collectively, the “Guarantors”), and JGB (Cayman) Weston Ltd. an Cayman Islands exempted company having an address at c/o JGB Management Inc., 21 Charles Street, Suite 160, Westport, Connecticut , 06880 (the “Investor”).

W I T N E S S E T H:

WHEREAS, the Investor is the holder of certain 8% Original Issue Discount Senior Convertible Debenture due December 9, 2016, of the Company with an outstanding principal amount of $9,250,000 (the “Debenture”) issued pursuant to that certain Securities Purchase Agreement, dated December 9, 2014, by and among the Company and the Investor (the “Purchase Agreement”);

WHEREAS, the Guarantors guaranteed the obligations under the Debenture pursuant to that certain Continuing Guaranty dated December 9, 2014 (the “Guaranty”);

WHEREAS, on December 9, 2014, the Investor funded the purchase price for the Debenture to an escrow account (the “Escrow Account”) maintained by Wells Fargo Bank, N.A., as escrow agent (the “Escrow Agent”);

WHEREAS, on December 26, 2014, the Company and the Investor directed the Escrow Agent to release $1,766,558.82 to the Company in accordance with the terms of the Purchase Agreement;

WHEREAS, the parties now desire to release to the Investor $7,348,441.18, comprising the entire amount remaining in the Escrow Account, to the Investor (the “Remaining Escrow Funds”), and to reduce the principal amount of the Debenture as provided herein;

WHEREAS, the parties now also desire to amend the Debenture, the Purchase Agreement and the other Transaction Documents (as defined in the Purchase Agreement) in the manner set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           Definitional Matters.  Capitalized terms used herein but not defined herein shall have the respective meanings given such terms in the Purchase Agreement.

2.           Release of Remaining Escrow Funds; Reduction in Principal Amount of the Debentures; New Shares.

a.           Escrow Release.  On the date hereof, the Company and the Investor shall execute and deliver the escrow release notice in substantially the form attached hereto as Exhibit A (the “Escrow Release Notice”) to the Escrow Agent.  The Company and the Investor agree to take such further steps (if any) necessary to cause the Escrow Agent to release the Remaining Escrow Funds to the Investor in accordance with the Escrow Release Notice, including without limitation promptly complying with any security, verification or other procedures of the Escrow Agent.

b.           Reduction in Principal amount of the Debenture.  Upon the Investor’s actual receipt of the Remaining Escrow Funds, the outstanding principal amount of the Debenture shall be reduced to $1,450,000 (the “Principal Reduction”).  The interest due and payable under the Debenture on March 31, 2015, shall be calculated as if the Principal Reduction took effect on February 28, 2015.

c.           Issuance of New Shares.  In consideration of the Investor’s agreements contained herein, the Company shall issue 500,000 shares of its common stock (the “New Shares”) to the Investor.  On the date hereof, the Company shall deliver an irrevocable instruction to its transfer agent in substantially the form attached hereto as Exhibit B authorizing and directing the transfer agent to issue the New Shares to the Investor.

2.           Amendments to the Transaction Documents.

a.           Amendments to the Purchase Agreement.  Effective upon the Investor’s actual receipt of the Remaining Escrow Funds, each of Section 1.4, Section 1.5, Section 1.6, Section 1.7, Section 1.8 and Section 4.3 of the Purchase Agreement is replaced with the following: “Intentionally Omitted.”  For the avoidance of doubt, the parties acknowledge and agree that the Investor is not required to fund any additional amounts to the Company or to the Escrow Account.

b.

Amendments to the Registration Rights Agreement.  Effective upon the Investor’s actual receipt of the Remaining Escrow Funds, the parties hereby amend the Registration Rights Agreement (as defined in the Purchase Agreement) as follows:

i.  The definition of “Effectiveness Date” is amended and restated in its entirety as follows:

“Effectiveness Date” means, with respect to the Initial Registration Statement required to be filed hereunder, May 1, 2015, and with respect to any additional Registration Statements which may be required pursuant to Section 3(c), the 30th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Company is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above; provided, further, if such Effectiveness Date falls on a day that is not a Trading Day, then the Effectiveness Date shall be the next succeeding Trading Day.

ii.  The definition of “Registrable Securities” is amended by adding the following clause as clause (d) and re-lettering the remaining clauses sequentially:  “(e) 500,000 shares of Common Stock issued pursuant to the Modification Agreement, dated March 23, 2015, by and among the Company, the Purchaser and the Guarantors a party thereto,”.

iii.  Clause (x) of the second sentence of Section 2(a) is hereby replaced with the following: “(x) 110% of the number of Common Shares equal to the quotient of the outstanding principal amount of the Debentures on the date of filing and $0.27,”.

c.

Amendments to Debentures.

i.  Section 5 of the Debenture is hereby amended by adding the following as a new Section (i):  “(i) Notwithstanding the other provisions of this Section 5, (i) the Company shall not be required to pay more than $300,000 of the Monthly Allowance in cash for the month of April 2015 and (ii) to the extent that a Registration Statement is declared effective during April 2015, the Company shall, automatically without any further action or notice to the Holder, be deemed to have delivered a Stock On Notice (but subject always to Section 5(c) and the satisfaction (or waiver by the Holder) of the Equity Conditions).”

ii.  The reference to “$0.60” in clause (xi) of the definition of “Equity Conditions” is hereby replaced with “$0.30.”  The definition of “Equity Conditions” otherwise remains unmodified.

iii.  Clause (xiv) of Section 4(a) of the Debenture is hereby amended by replacing the reference to “the Effectiveness Deadline” with “May 15, 2015.”

d. Guarantor Acknowledgment.  Each Guarantor acknowledges and agrees to the transactions, covenants, agreements and modifications set forth in this Agreement and that the Subsidiary Guarantee remains in full force and effect.

3.           Representations and Warranties.  The Company and the Guarantors hereby make to the Investor the following representations and warranties:

a.           Authorization; Enforcement.  Each of the Company and the Guarantors has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations under this Agreement.  The execution and delivery of this Agreement by each of the Company and the Guarantors and the consummation by each of them of the transactions contemplated by this Agreement has been duly authorized by all necessary action on the part of the Company and each Guarantor and no further action is required by the Company or any Guarantor, or their respective boards of directors or stockholders in connection therewith.  This Agreement has been duly executed by the Company and each Guarantor and, when delivered in accordance with the terms thereof will constitute the valid and binding obligations of the Company and each Guarantor enforceable against the Company and each Guarantor in accordance with their respective terms except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies..

b.           No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by the Company and each Guarantor of the transactions contemplated thereby do not and will not: (i) conflict with or violate any provision of the Company’s or such Guarantor’s, certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien or encumbrance upon any of the properties or assets of the Company or any Guarantor, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing a Company or a Guarantor debt or otherwise) or other material understanding to which the Company or any Guarantor is a party or by which any property or asset of the Company or any Guarantor is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Guarantor is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Guarantor is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect on the Company and its subsidiaries taken as a whole, or their ability to perform the obligations under this Agreement.

c.           Filings, Consents and Approvals.  The Company  is not required to obtain any approval, consent, waiver, authorization or order of, give any notice to, or make any filing, qualification or registration with, any court or other federal, state, local, foreign or other governmental authority or any self-regulatory organization, stock exchange or other person or entity in connection with the execution, delivery and performance of this Agreement.  No further approval or authorization of any stockholder, the board of directors or others is required for the issuance of the New Shares.  No Guarantor is required to obtain any approval, consent, waiver, authorization or order of, give any notice to, or make any filing, qualification or registration with, any court or other federal, state, local, foreign or other governmental authority or other person or entity in connection with the execution, delivery and performance of this Agreement.

d.           Issuance of New Shares.  The New Shares are duly authorized and when issued in accordance with the terms of this Agreement will be fully paid and non-assessable.

e.           No Registration.  No registration under the Securities Act is required for the issuance of the New Shares in accordance with the terms hereof and thereof.

f.           No Events of Default.  No Event of Default under the Debentures has occurred or is continuing on the date hereof.

4.           Rule 144 Legal Opinion.  If all or any portion of the Debenture is converted at a time when there is an effective registration statement to cover the resale of the shares issuable upon conversion thereof, or if such shares may be sold under Rule 144 without restriction or if such legend is not otherwise required under applicable requirements of the Securities Act, then such shares shall be issued free of all legends, and the Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent to effect such issuance free of all legends.  The Company agrees that the shares issuable upon exercise of the Debentures may be sold under Rule 144 without restriction (other than public information requirements) on and after June 26, 2015.

5.           Additional Investment Right.  Investor shall have the option in its sole discretion, but is under no obligation to, purchase from the Company, and the Company shall be obligated to sell to the Investor, additional debentures and warrants in an aggregate principal amount of up to $4,000,000 (the “AIR Debentures”). Any additional investment pursuant to this Section 5 (the “AIR”) will be on terms and prices identical to those set forth in the Transaction Documents mutatis mutandis, except that (i) if the average VWAP of the Company’s Common

Shares for the 30 consecutive Trading Days preceding September 30, 2015, is less than $0.98 per share (subject to adjustment for stock splits, stock dividends, reverse stock splits and similar transactions), then the conversion price of the AIR Debentures and the exercise price of any warrants shall be $0.50 per share and (ii) 100% of the purchase price from the purchase and sale of the AIR Debentures shall be delivered to the Company at the closing of such purchase and sale.  The aggregate purchase price for the entire amount of AIR Debentures shall be equal to $3,680,000 (e.g., an 8% discount to the original principal amount of the AIR Notes being purchased).  The Investor may exercise the AIR in whole or in part, at any time and from time to time, until March 31, 2016.  In order to effectuate a purchase and sale of the AIR Debentures and warrants, the Company shall enter, and shall cause each Guarantor to enter, into such agreements and instruments as the Investor deems appropriate and which shall include updated disclosure schedules and representations, warranties, covenants and agreements substantially identical to those set forth in the Transaction Documents.

6.           Miscellaneous.

a.           Announcement. The Company will announce the transactions contemplated hereby prior to 8:30AM New York City time on March 24, 2015 (the “Announcement Time”), by issuing a report on Form 6-K disclosing the material terms of the transactions contemplated hereby and attaching this Agreement and all other related agreements thereto as exhibits to such report on Form 6-K.  Following the Announcement Time, the Investor shall not be deemed to be in possession of any material, non-public information concerning the issuer.

b.           Counterparts. This Agreement may be executed in two or more counterparts and by facsimile signature, delivery of PDF images of executed signature pages by email or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

c.           Fees and Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, except that the Company shall reimburse the Investor for up to $10,000 of costs and expenses (including legal fees) incurred in connection with the preparation and negotiation of this Agreement..

e.           Governing Law and Jurisdiction.  This Agreement shall be governed by and interpreted in accordance with laws of the State of New York, excluding its choice of law rules.  The parties hereto hereby waive the right to a jury trial in any litigation resulting from or related to this Agreement.  The parties hereto consent to exclusive jurisdiction and venue in the federal courts sitting in the southern district of New York, unless no federal subject matter jurisdiction exists, in which case the parties hereto consent to exclusive jurisdiction and venue in the New York state courts in the borough of Manhattan, New York.  Each party waives all defenses of lack of personal jurisdiction and forum non conveniens.  Process may be served on any party hereto in the manner authorized by applicable law or court rule.

f.           Further Assurances.  The Company and each Guarantor hereby agrees and provides further assurances that it will, in the future, execute and deliver any and all further agreements, certificates, instruments and documents and do and perform or cause to be done and performed, all acts and things as may be necessary or appropriate to carry out the intent and accomplish the purposes of this Agreement.

g.           Amendment.  No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date set forth above.

Tanzanian Royalty Exploration Corporation

By:

<signed>

Name:

Title:

Northwest Basemetals Company Limited

By:

<signed>

Name:

Title:

Buckreef Gold Company Limited (BGCL)

By:

<signed>

Name:

Title:

Tanzania American International Development Corporation 2000 Limited

By:

<signed>

Name:

Title:

Tancan Mining Company Limited

By:

<signed>

Name:

Title:

Lunguya Mining Company Ltd.

By:

<signed>

Name:

Title:

Itetemia Mining Company Limited

By:

<signed>

Name:

Title:

[INVESTOR SIGNATURE PAGE TO MODIFICATION AGREEMENT DATED MARCH 23, 2016]

JGB (Cayman) Weston Ltd.

By:

<signed>

Brett Cohen, President

Exhibit A

NOTICE UNDER ESCROW AGREEMENT – March 23, 2015

TO:

Wells Fargo Bank, National Association

150 East 42nd Street, 40th Floor

New York, New York 10017

Attention:  Donna Nascimento, Corporate, Municipal and Escrow Solutions

Telephone:  (917) 260-1552

Facsimile:     (917) 260- 1592

E-mail:  Donna.Nascimento@wellsfargo.com

RE:

Escrow Agreement between Tanzanian Royalty Exploration Corporation (the “Company”), JGB (Cayman) Weston Ltd. (“JGB”), and Wells Fargo Bank, National Association, dated December 9, 2014 (the “Escrow Agreement”)

This is to notify you that pursuant to Section 1.3(xi) of the above-captioned Escrow Agreement you are hereby directed to deliver to the Company cash equal to the entire Escrow Property to the account of JGB set forth below.

Beneficiary Bank	JPMorgan Chase Bank 1 Chase Manhattan Plaza New York, NY 10005
Account Number	#663967391
Routing Number	021000021
Beneficiary Name	JGB (Cayman) Weston Ltd.
Beneficiary Address	21 Charles Street, Suite 160, Westport, Connecticut , 06880
S.W.I.F.T	CHASUS33
CHIPS Participant No.	002

TANZANIAN ROYALTY EXPLORATION

JGB (CAYMAN) WESTON LTD.

CORPORATION

Per:

<signed>

_____

Per:

<signed>

James E. Sinclair

Brett Cohen

Chief Executive Officer

President

Exhibit B

TA Instruction Letter

CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

44th Floor, Scotia Plaza

Sherman, CT

40 King Street West

U.S.A.   06784

Toronto, Ontario

Phone: (860) 364-1830

Canada    M5H 3Y4

Fax :    (860) 364-0673

Phone: (604) 696-4236

www.tanzanianroyalty.com

Fax:     (604) 696-4239

March 23, 2015

Via Email: Yasmin.Ali2@computershare.com

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver, BC  V3C 3B9

Attention:  Yasmin Ali

Re:

Tanzanian Royalty Exploration Corporation (the "Company")

Treasury Issuance request

Dear Sir/Madam:

By resolution of the board of directors of the Company, you are authorized and directed to issue a total of 500,000 common shares as at March 23, 2015 in favor of the holders listed in the attached schedule for the number of shares set opposite the name listed.

The common shares have been allotted and are being issued pursuant to a private placement approved by the Board of Directors on March 23, 2015 and these shares are therefore validly issued as fully paid and non-assessable.

Furthermore, we also certify that the Treasury Direction adheres to the requirements as set out in the Company’s By-Laws and any and all applicable statutes and regulations.

Upon issuance, we hereby give you instruction to deliver the certificates to the holders at their individual address noted.

Yours truly,

TANZANIAN ROYALTY EXPLOPATION CORPORATION

<signed>	<signed>
James E. Sinclair, Chief Executive Officer	Victoria Luis, Corporate Accountant

Schedule to the Treasury Direction dated March 23, 2015

						( Applicable only to U.S. addresses )
Registration	Address of registration	Delivery Address (if applicable)	Number of Shares	Hold Period Expiry	Registration Method DRS/Certificate	Covered Shares Y/N	Acquisition Date	Deemed Price	CAD or USD?
JGB (CAYMAN) WESTON LTD.	c/o JGB Management, Inc., 21 Charles Street, Suite 160 Westport, CT 06880	c/o JGB Management, Inc., 21 Charles Street, Suite 160 Westport, CT 06880	500,000	See Legend 1 and Legend 2 below	Certificate	Y	Mar 23, 2015	N/A	N/A
TOTAL:			500,000

LEGEND 1:

The securities represented by these certificates are subject to a hold period which expire at midnight on July 24, 2015 and may not be traded in Alberta, British Columbia or Ontario until the expiry of the hold period except as permitted by the Securities Act (Alberta) or the Securities Act (British Columbia) or the Securities Act (Ontario) and the rules made thereunder.

LEGEND 2:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF THE REGULATIONS UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO THE COMPANY.

"DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.  A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.